SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

                                       OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-5480

     A. Full title of the plan and the address of the plan, if different for that the issuer named below:

                    ELCO TEXTRON INC.
                    PROFIT SHARING AND SAVINGS PLAN
                    1111 Samuelson Road
                    P.O. Box 7009
                    Rockford, Illinois  61125

     B.   Name of issuer of securities held pursuant to the plan and address  of
       its principal                executive office:

                      TEXTRON INC.
                      40 Westminster Street
                      Providence, Rhode Island  02903







                              Financial Statements
                           and Supplemental Schedules


                                Elco Textron Inc.
                         Profit Sharing and Savings Plan


                     Years ended December 31, 1996 and 1995


                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

                            Financial Statements and
                             Supplemental Schedules


                     Years ended December 31, 1996 and 1995




                                    Contents

Report of Independent Auditors                                              1

Financial Statements

Statements of Net Assets Available for Benefits with Fund Information 2 Statements of Changes in Net Assets Available Benefits with Fund
 Information                                                               4
Notes to Financial Statements                                              6


Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes                  13
Line 27d--Schedule of Reportable Transactions                              19






                         Report of Independent Auditors

Elco Textron Inc. Profit Sharing and Savings Plan
Administration Committee

We have audited the accompanying statements of net assets available for benefits of the Elco Textron Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the PlanOs management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of LaborOs Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 23, 1997

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

                 Statement of Net Assets Available for Benefits
                              with Fund Information

                                December 31, 1996


                                                       Fund Information
                                    Money                                             Textron
                                    Market         Balanced        Mortgage &          Stock           Total
                                     Fund            Fund          Bond Fund           Fund            Funds
Assets
Investments, at fair value
 (Note 4):
Mortgage notes                  $        -       $        -         $5,062,770      $        -          $ 5,062,770
Common stocks                            -        25,183,741                 -        6,189,760          31,373,501
Preferred stocks                         -         2,147,187                  -               -           2,147,187
U.S. Government and Agency
  obligations                            -         7,801,308          6,627,276               -          14,428,584
Corporate and municipal
  obligations                            -         2,302,400          3,833,272               -           6,135,672
Foreign bonds                            -           148,500            348,467               -             496,967
Short-term investments           6,483,572         7,749,102            607,092               -          14,839,766

Loans to participants                    -                 -             50,182               -              50,182
Total investments                6,483,572        45,332,238         16,529,059       6,189,760          74,534,629

Receivables:
Employer's contribution            534,463         1,634,238            449,241         466,940           3,084,882
Participants' contribution          15,863            88,666             21,354          27,832             153,715
Interest and dividends              26,369           213,891            139,455          28,899             408,614
Total receivables                  576,695         1,936,795            610,050         523,671           3,647,211

Due to (from) other fund           (24,820)           77,522           (52,702)               -                   -
Other                                  136           150,257              5,868           4,377             160,638
Cash                                 1,246             4,708             82,599          15,655             104,208
                                $7,036,829       $47,501,520        $17,174,874      $6,733,463         $78,446,686

See accompanying notes.

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

                 Statement of Net Assets Available for Benefits
                              with Fund Information

                                December 31, 1995


                                                          Fund Information
                                         Money
                                         Market         Balanced        Mortgage &         Total
                                          Fund            Fund          Bond Fund          Funds
Assets
Investments, at fair value (Note 4):
Mortgage notes                        $          -    $          -       $  6,124,887    $   6,124,887
Common stocks                                    -      19,616,737                  -       19,616,737
Preferred stocks                                 -       1,411,713                  -        1,411,713
U.S. Government and Agency
obligations                                     -       7,868,687          6,740,495        14,609,182
Corporate and municipal obligations
                                                -       1,645,356          3,235,413         4,880,769
Foreign bonds                                   -          97,138                  -            97,138
Short-term investments                   1,245,289       4,855,118          1,046,161        7,146,568
Loans to participants                            -               -              5,498            5,498
Total investments                        1,245,289      35,494,749         17,152,454       53,892,492

Receivables:
Employer's contribution                          -         512,624                  -          512,624
Interest and dividends                       5,381         216,068            139,628          361,077
Total receivables                            5,381         728,692            139,628          873,701

Due to (from) other fund                    22,449        (92,830)             70,381                -
Cash                                         8,550         143,324            209,960          361,834
                                      $  1,281,669    $ 36,273,935       $ 17,572,423    $  55,128,027

See accompanying notes.

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

            Statement of Changes in Net Assets Available for Benefits
                              with Fund Information

                          Year ended December 31, 1996

                                                 Fund Information
                              Money                    Mortgage      Textron
                            Market     Balanced       and Bond        Stock             Total
                             Fund        Fund          Fund           Fund              Funds
Additions to net assets
 attributed to:
Investment income:
Net appreciation
  (depreciation) in fair
  value of investments
  (Note 4)                 $       -    $4,091,825    $ (176,520)       $  565,170  $ 4,480,475
Interest and dividends        161,923    1,430,172      1,144,428           57,254    2,793,777
                              161,923     5,521,997       967,908          622,424    7,274,252
Contributions:
Participants                  129,881     1,066,492       369,713          174,376    1,740,462
Employer                      534,463     1,634,238       449,241          466,940    3,084,882
                              664,344     2,700,730       818,954          641,316    4,825,344
Total additions               826,267     8,222,727     1,786,862        1,263,740   12,099,596

Deductions from net assets
 attributed to:
  Benefits paid to
     participants            733,204     1,187,757      1,662,179           28,076    3,611,216
Administrative expenses            -       233,906         53,056              386      287,348
Total deductions             733,204     1,421,663      1,715,235           28,462    3,898,564

Net increase (decrease)
 prior to transfers           93,063     6,801,064         71,627        1,235,278    8,201,032
Transfer from Elco
 Industries, Inc.
 Employee
 Stock Ownership Plan      2,249,811     8,433,912      2,370,760        2,063,144   15,117,627
Interfund transfers (net)  3,412,286    (4,007,391)    (2,839,936)       3,435,041            -
Net increase (decrease)     5,755,160    11,227,585      (397,549)        6,733,463   23,318,659

Net assets available for
 benefits, beginning of
 year                      1,281,669    36,273,935     17,572,423                -    55,128,027
Net assets available for
 benefits, end of year     $7,036,829   $47,501,520   $17,174,874       $6,733,463   $78,446,686

See accompanying notes.

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan

            Statement of Changes in Net Assets Available for Benefits
                              with Fund Information

                          Year ended December 31, 1995

                                          Fund Information
                                 Money                     Mortgage
                                 Market      Balanced      and Bond       Total
                                  Fund         Fund          Fund         Funds
Additions to net assets
 attributed to:
Investment income:
Net appreciation
  (depreciation) in fair
  value of investments
  (Note 4)                      $        -   $ 6,903,221    $   851,973    $ 7,755,194
Interest and dividends              65,177     1,091,529      1,150,798      2,307,504
                                    65,177     7,994,750      2,002,771     10,062,698
Contributions:
Participants                        33,226       884,381        464,986      1,382,593
Employer                            21,654     1,092,881         67,889      1,182,424
                                    54,880     1,977,262        532,875      2,565,017
Total additions                    120,057     9,972,012      2,535,646     12,627,715

Deductions from net assets
 attributed to:
      Benefits paid to              97,807       672,324      1,504,066      2,274,197
      participants
Administrative expenses                  -       154,698         49,213        203,911
Total deductions                    97,807       827,022      1,553,279      2,478,108

Net increase (decrease) prior
to transfers                       22,250     9,144,990        982,367     10,149,607
Interfund transfers (net)        1,259,419     (473,071)      (786,348)             -
Net increase (decrease)          1,281,669     8,671,919        196,019    10,149,607

Net assets available for
 benefits, beginning of                 -     27,602,016     17,376,404    44,978,420
 year
Net assets available for
 benefits, end of year         $1,281,669    $36,273,935    $17,572,423   $55,128,027

See accompanying notes.

1.  Description of the Plan

The following description of the Elco Textron Inc. Profit Sharing and Savings Plan (Plan) (formerly the Elco Industries, Inc. Profit Sharing and Savings Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan.

General

The Plan is a defined contribution plan formed to provide profit sharing benefits to employees of Elco Textron Inc. (the Company). Elco Industries, Inc. was purchased in October 1995 by Textron Inc. and changed its name to Elco Textron Inc. All full-time employees of the CompanyOs Corporate Division, Precision Automotive Division, Precision Commercial Division, Heat Treat and Finishes Division, Tool Manufacturing Division, Construction Products Division and Elco Consumer Products Corp. are eligible to participate in the Plan, commencing with the first annual anniversary of their employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective June 30, 1996, Elco Textron Inc. Employee Stock Ownership Plan (ESOP) was terminated. The assets of the ESOP were transferred into the participants' new or existing accounts in the Elco Thermoplastics, Inc. Profit Sharing Plan, the Elco Anchor Wire, Inc. Retirement Plan, the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Textron Inc. or the Plan, as applicable. Assets distributed to the Plan were distributed to the participants' investment funds as directed by each participant.

The Plan is administered by an administrative committee consisting of not fewer than three members selected by the Board of Directors of the Company.


1.  Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual  earnings
thereon.   Participants  become  100% vested in the  Company  contribution  upon retirement at the Plan's normal retirement age, disability or death.

Upon a participant's severance date, for any other reason occurring after July 1, 1996, a percentage of the value of his or her Company contribution account shall become nonforfeitable in accordance with the following schedule:

  Years of Credited Service          Vested Percentage

       Less than 2                       0%
              2                          25%
              3                          50%
              4                          75%
        5 or more                        100%

Upon a participant's severance date, for any other reason occurring before July 1, 1996, a percentage of the value of his or her Company contribution account shall become nonforfeitable based upon the number of years of credited service prior to his severance date, in accordance with the following schedule:

  Years of Credited Service          Vested Percentage

       Less than 2                       0%
              2                          10%
              3                          20%
              4                          40%
              5                          60%
              6                          80%
        7 or more                        100%


1.  Description of the Plan (continued)

Contributions

The Company annually contributes to the Plan the lesser of 10 percent of the Company's net profits for the plan year plus an additional amount, which shall be authorized at the discretion of its Board of Directors, or 15 percent of the aggregate compensation paid to all Plan participants for the plan year. Effective July 1, 1996, the Company may make an additional contribution in such amount as determined at the Board's discretion. The Company made a discretionary contribution of $1,120,000 during the year ended December 31, 1996. Active participants may elect to make contributions not to exceed 14 percent of their earnings.

Investment Options

Effective July 1, 1996, participants were granted the option of investing in the Textron Stock Fund, which is invested exclusively in Textron Inc. common stock. Cash dividends, if any, on Textron common stock will be reinvested in shares of Textron common stock. Fractional interests in the shares of Textron common stock held by the Textron Stock Fund are allocated to participants' accounts.

Upon enrollment in the Plan, a participant may direct employer and employee contributions in 10% increments in any of the four investment options:

   Money Market Fund - Funds are primarily invested mutual funds which invest primarily exclusively in short-term, interest-bearing paying securities issued by or guaranteed by the U.S. Government or its agencies.

   Balanced Fund - Funds are primarily invested in a combination of common stocks, short- and medium-term domestic and foreign corporate bonds and fixed income government securities.

   Mortgage and Bond Fund - Funds are primarily invested in a combination of short- and medium-term domestic and foreign corporate bonds and fixed income government securities as well as home mortgages of employees of the Company having maturity of ten years.

1.  Description of the Plan (continued)

   Textron Stock Fund - Funds are primarily invested exclusively in Textron Inc. Common Stock.

Participants may change their investment options January 1 and July 1.

Participant Accounts

The allocation of Plan income or loss to active participants is made in the same ratio that a participantOs account bears to the sum of the balances of all participantsO accounts, taking into consideration the dates on which additional contributions and withdrawals are made.

The allocation of Company contributions and forfeitures is based on participant earnings, plus years of service, as defined by the Plan document.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participantOs account balance. On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested portion of his account, or periodic payments over a period of time as defined by the Plan.

2.  Summary of Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. Common stocks, preferred stocks, U.S. Government and Agency obligations, foreign bonds, and corporate and municipal obligations are carried at fair value based on quoted market values. The values of investments in mortgage notes and loans to participants represent the uncollected principal balances, which approximate fair value. Short-term investments are reported at cost, which approximates fair value.

2.  Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expense

Certain administrative services are provided to the Plan by the Company without charge.

3.  Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

4. Investments

In accordance with the terms of the trust agreement, as amended January 1, 1976, a bank administered trust fund has custody of all plan assets, except cash, participant loans, and mortgage notes.

The fair value of individual investments that exceed five percent of net assets is as follows:

                                                        1996             1995

       U.S. Treasury notes, 5.125%, due           $              *     $ 3,486,875
        12/31/98
       Parkstone U.S. Government Obligations
        Money Market Fund, 10,304,534 and
        4,210,996 units, respectively                   10,304,534       4,210,996
       Parkstone Prime Obligations Money Market
        Fund, 4,535,232 and 2,935,572 units,
        respectively                                     4,535,232       2,935,572
       Textron Inc. Common Stock, 65,674 shares          6,189,760               -

* Fair value is less than 5% of net assets for the given year.

4. Investments (continued)

During 1996 and 1995, Plan investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $4,480,475 and $7,755,194, as follows:

                                                          1996               1995
       Investments at fair value as determined
        by quoted market prices:
       Common stocks                               $    4,193,570       $ 6,187,450
       Preferred stocks                                   550,810            67,634
       U.S. Government and Agency obligations           (281,640)         1,061,506
       Corporate and municipal obligations                (5,980)           494,341
       Foreign bonds                                       23,715          (55,737)
                                                   $    4,480,475       $ 7,755,194

The Plan invests in mortgage notes receivable from certain employees of the Company in northern Illinois who may or may not be Plan participants. The Plan's policy restricts these investments to first mortgages on personal residences, including subsequent home improvements, and requires approval by the administrative committee. The mortgage amount may not exceed 80 percent of the appraised value of the property for non-plan participants. For Plan participants, the mortgage amount may not exceed 80 percent of the appraised value of the property plus 50 percent of the participant's vested benefit in their profit sharing account. The maximum amount loaned is limited to the appraised value, but may not exceed $50,000. Interest rates currently range from 7.5% to 8.5%. The notes are granted with maturities of up to ten years and payment schedules based on periods of up to twenty-five years. At the maturity date, unpaid loan balances are reviewed by the administrative committee and, upon approval, are refinanced at prevailing interest rates.

5.  Income Tax Status

The Internal Revenue Service ruled on April 6, 1995, that the Plan qualifies under Section 401(b) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

6.  Related-Party Transactions

During the year, the Plan had purchase and sale transactions with mutual funds administered by an affiliate of the Plan's trustee and the common stock of Textron Inc., parent company of Elco.

                             Supplemental Schedules
                                Elco Textron Inc.
                         Profit Sharing and Savings Plan
                    Employer Identification Number 36-1033080
                                 Plan Number 010

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1996

                                              Par Value                          Current
Identity /Description                         or Shares           Cost            Value

Mortgage notes, interest rates of 7.5% D
 8.5%, maturing at various dates through
 2005*                                          -        $5,062,770         $5,062,770

Common stocks:
Allstate Corporation                        2,785           96,531             161,182
American Home Products Corporation          6,350           277,336            372,268
American Water Works Company                7,900           150,099            162,936
Amerin Corporation                          8,100           176,175            208,575
Anheuser Busch Companies Incorporated       9,800           368,504            392,000
Arrow Electronics Incorporated              5,200           194,220            278,200
Atlantic Richfield Company                  2,850           328,522            377,625
Bandag Incorporated Class A Common          2,600           134,462            118,950
BankNorth Group Incorporated Delaware       4,000           139,964            166,000
Belden Incorporated                         10,200          265,058            377,400
Berg Electronics Corporation                7,000           180,600            205,625
Black Box Corporation Delaware              7,600           152,000            313,500
Brady WH Company Class A                    11,000          243,046            270,875
Bristol Meyers Squibb Company               3,700           310,673            403,300
Browning Ferris Industries                  17,500          508,143            459,375
Burlington Resources, Inc.                  10,500          398,030            528,937
Casey's General Stores                      28,500          356,105            537,375
Central and South West Corporation          5,400           153,732            138,375
Coca Cola Company                           6,500           195,169            342,062
Comcast Corporation Class A Special         22,000          346,063            391,885
Consolidated Natural Gas Company            4,600           248,543            254,150
Corning Incorporated                        12,600          359,805            582,750
Cox Communications Incorporated New
  Class A                                  18,000          360,900            416,250
Cuno Incorporated                           11,800          175,525            175,525
Dentsply International Incorporated         9,700           354,975            460,750
Dial Corporation New                        17,300          251,857            253,012
Duke Power Company                          7,200           303,345            333,000
Emerson Electric Company                    5,100           377,983            494,061

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan
                    Employer Identification Number 36-1033080
                                 Plan Number 010

      Line 27a--Schedule of Assets Held for Investment Purposes (continued)

                                            Par Value                       Current
Identity /Description                       or Shares         Cost           Value

Common stocks (continued):
Enron Corporation Common
  Exchangeable EOG                       9,850           $243,015        $236,400
Family Dollar Store Incorporated          31,000          468,867         631,625
Federal National Mortgage Association
 Common                                  14,000          256,073         526,750
Financial Security Assurance Holdings
  Limited                                6,200           178,297         203,825
First Financial Corporation Wisconsin    99,400          46,083          230,300
First Tennessee National Corporation      5,450           159,781         204,375
Fisher Scientific International
  Incorporated                           8,100           261,486         380,700
Flowers Industries Incorporated           15,200          239,674         326,800
Fluke Corporation                         4,700           178,835         209,436
FPL Group Incorporated                    7,800           312,905         358,800
Frontier Corporation                      9,900           234,486         223,987
G & K Services, Incorporated Class A      7,500           66,962          283,125
General Instrument Corporation            8,700           190,747         189,225
GPU Incorporated                          4,700           162,388         158,036
Grey Advertising Incorporated             500             109,500         126,500
Haemonetics Corporation                   14,500          299,534         273,687
Harnishfeger Industries Incorporated      3,700           139,601         178,062
Intimate Brands Incorporated Class A      13,250          258,083         226,905
Johnson & Johnson                         7,100           239,969         353,225
Jostens Incorporated                      32,700          687,020         690,787
Kimberly Clark Corporation                3,900           301,987         371,475
Lilly and Company, Eli                    7,100           296,441         518,300
Liqui Box Corporation                     9,900           288,050         321,750
Mac Frugal's Bargains Close-Outs
  Incorporated                           15,000          367,485         390,875
Marshall & Ilsley                         6,900           69,000          238,912
May Department Stores Company             3,700           150,633         172,975
MBNA Corporation                          12,350          242,690         514,069
Measurex Corporation                      10,100          285,250         242,400
Methode Electronics Incorporated
  Class A                                7,900           139,238         159,975
Mobil Corporation                         1,850           177,241         226,163
Moneygram Payment Systems Incorporated    15,500          186,000         205,375
Occidental Petroleum Corporation          8,850           210,733         206,869

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan
                    Employer Identification Number 36-1033080
                                 Plan Number 010

      Line 27a--Schedule of Assets Held for Investment Purposes (continued)

                                               Par Value                         Current
Identity /Description                          or Shares          Cost            Value

Common stocks (continued):
Old Republic International Corporation      10,800          $168,301          $228,900
OM Group Incorporated                        6,900           179,400           186,300
Pall Corporation                             25,500          511,492           653,438
Patterson Dental Company                     6,000           138,000           169,500
PNC Bank Corporation                         4,800           145,621           180,600
Progressive Corporation Ohio                 5,000           179,630           336,875
Questar Corporation                          4,750           156,546           174,563
Raychem Corporation                          6,000           248,016           480,750
Regal Beloit Corporation                     14,500          134,449           284,563
Royal Dutch Petroleum Company                1,850           227,612           315,887
Ryans Steak House                            34,000          284,185           233,750
Sears Roebuck and Company                    8,950           328,226           411,700
Security Capital Industrial Trust            9,900           170,775           211,612
Sirrom Capital Corporation                   5,200           176,800           191,100
Snap On Incorporated                         7,575           220,183           269,859
Sungard Data Systems Incorporated            7,900           83,648            312,050
Sybron International Corporation             6,600           80,190            217,800
Textron Inc.*                                65,674          5,624,612         6,189,774
United Technologies Corporation              6,000           221,785           397,500
UST Incorporated                             11,150          334,895           360,981
Watts Industries Class A                     18,000          394,364           429,750
Wausau Paper Mills Company                   5,225           88,825            96,662
Xerox Corporation                            4,250           176,816           223,656
                                                             25,129,790        31,373,501
Convertible preferred stocks:
Alco Standard                                2,650           212,908           253,075
Allstate Corporation                         3,500           145,652           165,375
Bowater Incorporated                         4,450           140,609           135,725
First USA, Incorporated                      8,100           312,617           477,900
Houghton Mifflin Company                     2,150           168,533           210,700
Money Store Incorporated                     7,600           201,898           208,050
Morgan Stanley Group Incorporated            2,600           172,900           260,000
Sunamerica Incorporated                      1,750           114,748           170,187
                                                             1,469,865         1,881,012

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan
                    Employer Identification Number 36-1033080
                                 Plan Number 010

      Line 27a--Schedule of Assets Held for Investment Purposes (continued)

                                                Par Value                        Current
           Identity /Description                or Shares         Cost            Value

Nonconvertible preferred stocks -
Sunamerica Incorporated                       6,300           $236,250         $266,175
                                                              236,250          266,175
U.S. Government obligations:
U.S. Treasury note, 5.125%, due 12/31/98      3,000,000       2,968,542        2,950,320
U.S. Treasury note, 5.625%, due 11/30/00      750,000         725,078          736,410
U.S. Treasury note, 5.750%, due 10/31/00      1,650,000       1,619,414        1,628,352
U.S. Treasury note, 6.375%, due 7/15/99       1,300,000       1,319,627        1,312,194
U.S. Treasury note, 7.875%, due 11/15/04      650,000         649,188          709,313
                                                              7,281,849        7,336,589
U.S. Government Agency obligations:
FHLB, 6.877% DTD 9/13/95, due 9/13/00         500,000         500,781          500,650
FHLB, 7.050% DTD 12/21/95, due 12/21/05       700,000         700,000          688,870
FHLB, 7.100% DTD 2/07/96, due 2/07/11         600,000         600,000          582,000
FHLB, 7.200% DTD 2/22/96, due 2/22/11         750,000         750,000          731,025
FHLB, 7.250% DTD 3/04/96, due 3/04/96         750,000         746,400          732,450
FHLB, 7.300% DTD 12/28/95, due 12/27/05       800,000         800,000          783,280
FHLB, 7.325% DTD 12/28/95, due 12/28/10       600,000         600,000          588,180
FHLB, 7.625% DTD 12/09/96, due 12/09/11       300,000         300,000          294,840
FHLB, 7.750% DTD 12/12/96, due 12/12/96       500,000         500,000          494,200
FHLB, 8.010% DTD 8/26/96, due 8/26/11         100,000         100,000          100,220
FHLB, 8.080% DTD 8/28/95, due 12/27/10        500,000         500,000          500,650
FHLMC Debenture, 6.780% DTD 2/12/93, due
 2/12/03                                     500,000         499,297          494,850
SLMA, 6.970% DTD 8/23/95, due 8/23/00        600,000         601,500          600,780
                                                           7,197,978        7,091,995
Corporate and municipal obligations:
American Express Master Trust CMO, 6.050%,
  due 7/15/97                                200,000         199,418          200,530
Analog Devices Incorporated, 3.500%,
  dueE12/01/00                               150,000         155,031          206,250
Anheuser Busch, Inc., 8.750%, due 12/01/99   300,000         320,478          318,093
Bear Stearns Companies, 9.375%, due 6/01/01  150,000         153,314          164,883
Coca Cola Enterprises, Inc., 7.875%,
  dueE2/01/02                                300,000         298,050          316,028

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan
                    Employer Identification Number 36-1033080
                                 Plan Number 010

      Line 27a--Schedule of Assets Held for Investment Purposes (continued)

                                              Par Value                         Current
Identity /Description                         or Shares         Cost             Value

Corporate and municipal obligations:
E I DuPont De Nemours & Co., 8.500%,
  dueE2/15/03                              400,000         $421,559        $427,000
First Financial Management Corporation,
 5.000%, due 12/15/99                       90,000          125,387         154,688
Ford Motor Company, 9.000%, due 9/15/01     300,000         305,625         326,811
Ford Motor Credit Company, 6.250%, due
  11/08/00                                 200,000         204,040         198,124
General Instrument Corporation, 7.000%,
  dueE9/15/02                              500,000         527,311         505,000
Great Western Financial Corporation,
  6.375%, due 7/01/00                      200,000         198,666         198,812
Healthsouth Rehabilitation Corporation,
  5.000%, due 4/01/01                      215,000         300,881         436,719
HFS Incorporated, 4.750%, due 3/01/03       215,000         224,144         245,100
Home Depot Incorporated, 5.000%, due
  10/01/01                                 335,000         345,638         326,625
Manga International Incorporated, 5.000%,
  due 10/15/02                             140,000         149,629         161,175
Mens Warehouse Incorporated, 5.250%, due
3/01/03                                    155,000         155,612         151,900
Northern Telecom, 6.875%, due 10/01/02      300,000         300,000         303,000
Pacific Gas and Electric Co., 5.375%,
  dueE8/01/98                              500,000         498,175         494,530
Phycor Incorporated, 4.500%, due 2/15/03    200,000         200,995         197,750
Texas Instruments, Inc., 9.000%, due        350,000         371,350         380,461
  3/15/01
USB Finance Delaware Incorporated,
  2.500%, due 3/01/01                      300,000         302,044         352,500
VLSI Technology Incorporated, 8.250%,
  due 10/01/05                             70,000          69,620          69,693
                                                         5,826,967       6,135,672
Foreign bonds :
Solectron Euro Bond, 6.000%, due 3/01/06  150,000         149,889         148,500
Walt Disney Company Senior Global Bond,
  6.375%, due 3/30/01                      350,000         350,000         348,467
                                                            499,889         496,967

                                Elco Textron Inc.
                         Profit Sharing and Savings Plan
                    Employer Identification Number 36-1033080
                                 Plan Number 010

      Line 27a--Schedule of Assets Held for Investment Purposes (continued)


                                               Par Value                         Current
          Identity /Description                or Shares           Cost           Value

Short-term investments:
Parkstone Prime Obligations Money
  Market Fund*                             4,535,232           $  4,535,232    $ 4,535,232
Parkstone U.S. Government Obligations
  Money Market Fund*                       10,304,534            10,304,534     10,304,534
                                                                  14,839,766     14,839,766

Loans to participants, 8.5%*                                          50,182         50,182
                                                                $ 67,595,306    $74,534,629

*  Indicates party-in-interest to the Plan.

                Elco Textron Inc. Profit Sharing and Savings Plan

                    Employer Identification Number 36-1033080
                                 Plan Number 010

                  Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1996
                                                                                  Current Value
                                                                                   of Asset on
                                                                                   Transaction    Net
    Identity of       Description of      Purchase       Selling       Cost of        Date        Gain
  Party Involved          Assets            Price         Price         Asset                    (Loss)

Category (i)--Individual transactions in excess of 5% of plan assets

Parkstone Government
 Money Market Fund* Purchase of
                     2,862,750 units     $2,862,750                  $2,862,750         $2,862,750
                    Sale of 4,437,220
                     units                              $4,437,220   4,437,220           4,437,220

Parkstone Prime
Obligations
MoneyMarket Fund*   Purchase of
                    5,498,185 units      5,498,185                   5,498,185           5,498,185

Textron Inc. Common
 Stock*             Purchase of 37,600
                     shares              3,221,132                   3,221,132           3,221,132

Category (iii)_Series of transactions in excess of 5% of plan assets

Parkstone Governmen  Purchased
 Money Market Fund*  23,925,707 units
                     in 98
                     transactions        23,925,707                 23,925,707          23,925,707
                     Sale of 17,832,169
                     units in 45
                     transactions                       17,832,169  17,832,169          17,832,169

Parkstone Prime      Purchased
 Obligations Money   24,305,469 units
 Market Fund*        in 199
                     transactions        24,305,469                 24,305,469          24,305,469
                     Sale of 22,705,809
                     units in 81
                     transactions                       22,705,809  22,705,809          22,705,809

Textron Inc. Common  Purchased 65,677
 Stock*              shares in
                     transactions         5,624,869                 5,624,869            5,624,869
                     Sale of 3 shares
                     in 1 transaction                         265         257                  265 $8


There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1996.

*Indicates party-in-interest to the Plan.


                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             ELCO TEXTRON INC. PROFIT SHARING
                             AND SAVINGS PLAN

                             ELCO TEXTRON INC., Plan Administrator



DATE   June 25, 1997         By:/s/Kenneth L. Heal
                             Title: Secretary/Treasurer









                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-07121) pertaining to the Elco Textron Inc. Profit Sharing and Savings Plan of Textron Inc. of our report dated June 23, 1997, with respect to the financial statements and schedules of the Elco Textron Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1996.




                                 ERNST & YOUNG LLP


Providence, Rhode Island
June 25, 1997